SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2008

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. Announces its Consolidated
Results for the Second Quarter 2008

BOVESPA[1]
(lot = 1 share)
TCSL3: R$5.45
TCSL4: R$4.00

NYSE [1] (1 ADR = 10 PN shares)
TSU: US$25.54

(1) Closing prices of August 6th, 2008

2Q08 Conference Call

Conference Call in English
Aug 7th, 2008, at 11:00 Brasília
time. (10:00 AM US ET)

Conference Call in
Portuguese:
Aug 7th, 2008, at 13:00 AM
Brasília time. (12:00 AM US ET)

For further information, please
access the Company’s website:
www.timpartri.com.br

IR Contacts
ri@timbrasil.com.br
(55 21) 4009-3742
(55 21) 4009-3751
(55 21) 4009-3446

Rio de Janeiro, August 7th, 2008 – TIM Participações S.A. (BOVESPA: TCSL3 and TCSL4; and NYSE: TSU), the company which controls directly TIM Celular S.A. and indirectly TIM Nordeste S.A., announces its results for the second quarter 2008 (2Q08). TIM Participações S.A. (“TIM Participações” or “TIM”) provides mobile telecommunication services through its mobile operator subsidiaries throughout Brazil. TIM was the first Brazilian mobile operator with a national presence and is the largest GSM operator in South America. The following financial and operating information, except where otherwise indicated, is presented on a consolidated basis and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the second quarter of 2007 (2Q07), except when otherwise indicated.

2Q08 Highlights

• On May 1st, TIM started providing the third generation services under the brand name of TIM 3G+ which includes services such as; TIM Web Broadband, Mobile Video Call and TIM Mobile TV;

• Total subscriber base ended 2Q08 with 33.8 million clients, 23.1% growth YoY and in line with market growth. Post-paid mix closed at 20.2% (higher than peers’ average of 18.6%) . At the end of June, TIM registered 25.4% of market share;

• Different from market performance, ARPU came in 1.2% higher than 1Q08 (to R$29.8), being the highest growth in 2Q. This increase was partially supported by higher MOU, which reached 100 minutes in the 2Q08 (7% higher than 1Q08 and 2Q07), being one of the best among mobile companies;

• Total net revenue grew by 6.5% QoQ to R$3,186 million (and 4.1% higher than the 2Q07). Net service revenue grew 4.7% QoQ and 6.8% YoY to R$ 2,971 million;

• VAS revenues already accounted for 10% of total gross service revenues (compared to 7% in 2Q07 and 8% in the 1Q08) with an increase of 21% QoQ and 49% YoY to R$397 million;

• EBITDA grew R$101.3 million compared to 1Q08, reaching R$636.7 million (19% up QoQ). EBITDA margin came in at 20.0% (+2.1pp vs. 1Q08), despite unfavorable seasonality and spill-over effects from 1Q08.

• Significant improvement on bad debt expenses in the quarter (-25% QoQ) to R$203.3 million – or equal to 6.8% of net service revenue (compared to 9.6% in the 1Q08) and still with a residual and final impact from telesales channel;

• Bottom line recovered from a loss of R$107.9 million in 1Q08 to R$34.1 million in this quarter.

• FY2008 guidance revision for top line growth (to >7%) and EBITDA margin (to 22.0% - 22.5%), explained bellow in details (see page 8)

Message from Management

We present hereunder our second quarter results for 2008. In this quarter we are reporting an improvement in results comparing to the first quarter, with highlight to operational metrics (MOU and ARPU) and financials (EBITDA margin and net loss reduction). It is important to notice that June metrics came in above quarter average showing an improvement trend for the forthcoming quarters.

The improvement on second quarter results came along with a residual and final impact from telesales channel and aggressive traffic promotion. All corrective measures are already in place and we do not expect further negative impacts for the following quarters. Bad debt provision drop to 6.8% of the net services revenue (compared to 9.6% from last quarter), yet above company’s organic pattern. EBITDA in the 2Q08 grew R$101 million (or 19% QoQ) to R$637 million with EBITDA margin of 20% (+2pp higher than the 17.9% in the 1Q08). Net loss was reduced by R$73.9 million compared to the previous quarter.

Following our convergent strategy, we launched in the second quarter the third generation service with the TIM 3G+ brand name. The first commercial numbers shows that the pre-launch efforts (either financials or operational) are paying off. We are confident that our unique approach on 3G services is our pillar for the evident competitive advantages which brings the following characteristics: frequency exclusively for data, local infra-structure adequate to support high speed connection, strong distribution channel, and relevant partnership (such as HP, UOL, Sky and Google). As a result, our TIM Web broadband offer doubled in terms of gross addition when compared to the previous quarter.

In September we will strength our presence in the fixed service with the number portability implementation. This is an important step to our company, since it is expected to bring substantial increment to our fixed line product, allowing us to better pack the convergent services.

Following our permanent commitment with technological innovation and cutting edge services, we are anticipating the operating expenses necessary to capture mobile broadband outstanding growth and number portability opportunity. Thus, we are reinforcing the call-center services, strengthening loyalty program to high-end customer and enhancing third generation network capacity. Together with these actions, we verified an increase of on-net calls pattern for the market as a whole and higher handset sale through direct channels - both events ended up pressuring incoming and handset revenues.

Based on the aforementioned scenario, we are taking a more conservative position to top line and EBITDA margin for the FY2008. For the total net revenue, we expect growth higher than 7% (instead of 9% previously announced) and for the EBITDA margin, a range from 22.0% to 22.5% (instead of 23% previously announced).

Management

2 / 14

Operating Performance

The Brazilian mobile market reported a stronger quarter, closing June/08 with 133.2 million lines, 24.8% up from the 106.7 million registered in the same period of the last year. Penetration rate reached 69.4%, showing resilient growth partially explained by the positive economic scenario and continue pre-paid segment expansion. Also the fierce competitive environment contributed to such performance.

Total market net additions came in at 7.4 million in the quarter, increasing 63.1% compare to second quarter of 2007 (4.5 million), on the back of aggressive promotions (subsidies policy, bonus to on-net calls and naked SIM-card) by major players.

TIM added 1.3 million new clients to its base in the 2Q08, increasing 9.4% compared to 2Q07 when the company reports 1.2 million new users. TIM’s share of net addition reached 17.4% in the 2Q08, down from 26.0% in the 2Q07, due to lower push on acquisitions and more focus on client retention. Churn rate stood at 8.4% in the 2Q08 down from 9.7% in the 2Q07, thanks to the effective retention policy.

Total subscriber base ended the quarter at 33.8 million clients, 23.1% up from 2Q07 and with market share at 25.4% (a drop of 0.4pp comparing to the 2Q07).

The post-paid subscriber base stood at 6.8 million users in the quarter (12.9% up from 2Q07), while the pre-paid segment reached 27.0 million (25.9% up from 2Q07). As for the client mix, the post-paid accounted for 20.2% of total subscriber base, higher than the peers’ average of 18.6%, even with offers less aggressive them those on the market.

TIM: the largest GSM customer base in South America
At the end of the quarter, 98.2% of TIM’s clients were in GSM technology. The GSM coverage reached 93% of the country’s urban population, serving 2,733 cities (9.3% more than the 2Q07). The cities with GSM also have access to GPRS, while 1,869 have the additional benefit of the EDGE technology. In the second quarter of 2008, TIM launched the third generation technology the “TIM 3G+” in the main cities (e.g.: São Paulo, Rio de Janeiro, Belo Horizonte, Curitiba, Salvador, Recife and Brasília among others). These innovations facilitate access and encourage clients to use data and multimedia services, leading to strong VAS revenue growth.

3 / 14

Marketing Activities

The second quarter of the year was marked by the commemorative dates ‘Mother’s Day’ and ‘Valentine’s Day’, and based on this seasonality TIM geared its promotional strategy to stimulating customer’s recharges (with bonus only for on-net calls), as a way to strengthen TIM community concept while ensuring a better offer/promotion profitability.

TIM started its offers for ‘Mother’s Day’ with the launch of ‘10x Mais’ promotion focusing on the pre-paid segment. The bonus could then be used for on-net local and long distance calls – aiming on traffic and market share increases for the CSP 41.

For ‘Valentine’s Day’, the company launched the offer ‘10x Mais’ for on-net calls to post-paid segment (consisted in bonus equal to 10 times the amount of minutes of a chosen plan). The main goals of this promotion were giving bonus proportionally to the monthly commitment and stimulating extra-bundle usage.

Still for this commemorative date, TIM strengthened the existing pre-paid promotion with the ‘Ganhe até R$2,000’ offer, valid only for local on-net calls and limited the bonus on R$2,000 monthly.

During the 2Q08, TIM started providing the third generation services under the brand name of TIM 3G+, in São Paulo, Rio de Janeiro, Belo Horizonte, Curitiba, Salvador and Recife among others. Moreover, there is no change in custumer’s plans or extra fee to enjoy the benefits of 3G technology (all TIM Chip are 3G ready). The new TIM 3G+ includes services such as; TIM Web Broadband, Mobile Video Call and TIM Mobile TV.

Over the second quarter, TIM continues with its innovative stance, communicating the convergence products (TIM Web - a broadband service that offers unlimited access to internet with speeds up to 7.2 Mbps and also bringing the mobility convenience) communication.

TIM also built-up partnerships seeking the best solutions in order to add value to the services offered to its customers. Resulting in many alliances with the major internet and content brands and web-to-mobile services as a way to delivery quality and exclusive content to customers.

After becoming the first operator in the country to offer international data roaming on aircraft, TIM launched the exclusive voice service to its customers. Our clients can connect to the internet, make voice calls, send and receive text messages, access e-mail using their own handset on the aircrafts with GSM network available. The service is available, initially on flights to and from European destinies provided by Air France and Asian destinies by Emirates. Customers already enjoy the benefit of data services on Australian routes by Qantas.

Another innovative launch was the ‘Leilão TIM’, a white label reverse auction that occurred every week since the beginning of June, where the lowest and unique bid wins a car. TIM also launched the Ringback Tones service (which plays song while waiting for a call) and TIM Track ID, a music recognizer toll.

After the second quarter (in July), TIM launched in a partnership with HP, the first notebook in Brazil 100% connected (with TIM Chip and modem embedded on it). In the purchase of HP Notebook, the user can enjoy 90 days trial of TIM Web services with speed up to 1 Mbps.

4 / 14

	Financial Performance

	Selected financial data [1]					R$ thousands

		2Q08	2Q07	% Y-o-Y	1Q08	% Q-o-Q

	Total Gross Revenue	4,454,459	4,215,510	5.7%	4,218,914	5.6%
	Gross Service Revenue	4,053,363	3,715,937	9.1%	3,897,048	4.0%
	Gross Handset Revenue	401,096	499,573	-19.7%	321,866	24.6%
	Total Net Revenue	3,186,075	3,059,568	4.1%	2,992,958	6.5%
	Net Services Revenue	2,970,664	2,781,858	6.8%	2,837,663	4.7%
	Net Handsets Sales	215,411	277,710	-22.4%	155,295	38.7%
	EBITDA	636,661	743,711	-14.4%	535,364	18.9%
	EBITDA Margin	20.0%	24.3%	-4.3 p.p.	17.9%	2.1 p.p.
	EBIT	40,323	173,726	-76.8%	(36,670)	-
	EBIT Margin	1.3%	5.7%	-4.4 p.p.	-1.2%	2.5 p.p.
	Net Income (Loss)	(34,068)	33,982	-	(107,929)	-68.4%

	Note: (1) Consolidated data

	Operating Revenues

Total net revenue reached R$3,186 million in the quarter which represent a growth of 4.1% and 6.5% compared with the 2Q07 and 1Q08, respectively. The net service revenue grew 6.8% in the year-over-year comparison supported by a continued expansion of outgoing revenue and data transmission.

MOU rose 7% YoY
As a result strong traffic and tariff promotion, minutes of use (MOU) reached 100 minutes in the 2Q08 (7% higher when comparing to 94 in the 1Q08 and 2Q07). The increase is explained by strong elasticity in traffic due to aggressiveness on TIM´s promotional tariffs aimed at leveraging the outgoing usage pattern in the long run.

Incoming revenues continued to register a flat trend as a consequence of traffic migration from incoming to on-net call, due to specific tariff promotions and pattern change to on-net offer pushed by the market as a whole. It is worth noting that TIM maintains the focus on convergent services combining mobile, fixed and broadband offers in order to reduce the dependence on incoming traffic and capturing new sources of revenues.

VAS Revenue: 10% of gross service revenue
In the 2Q08, TIM registered a considerable growth in VAS revenues (21% higher than 1Q08 and 49% compared to the 2Q07). Gross VAS revenues, which also includes data transmission, stood at R$397.1 million in the quarter, accounting for 10% of total gross service revenue (compared to 7% in 2Q07 and 8% in the 1Q08). The strong increase reflects company’s continuous efforts to encourage the use of value added services (VAS), through data package offers and strong partnership with content providers. On a perspective scenario, we expect that the 3G technology will enhance VAS usage through the broadband access and innovative services. After the 3G launch on May, our TIM web sales doubled on quarter-over-quarter basis.

ARPU – the highest in the market	TIM registered average revenue per user (ARPU) of R$29.8 in the 2Q08, up 1.2% from the previous quarter, despite market overall drop and post-paid mix decline. Year-

5 / 14

over-year drop of 13.8% is partially explained by the increase of 25.9% in the pre-paid segment (following market trend).

Net handsets revenue amounted to R$215.4 million in the 2Q08, a drop of 22.4% in a year-over-year comparison due to lower average handset prices driven by currency appreciation, GSM handsets scale increase and subsidy. Naked SIM-Card sales represented almost 60% of total gross additions in the 2Q08.

Operating Costs and Expenses

Operating costs performance linked to customer base expansion
Operating costs and expenses totaled R$2,549 million in 2Q08 versus R$2,316 million in the 2Q07, an increase of 10.1% YoY. This increase is due to the expansion in network cost, commercial expenses and additional bad debt provision – partially following the 23.1% subscribers growth on a yearly basis.

Network and interconnection costs came in at R$1,073 million in 2Q08, up 19.2% from the R$900 million in 2Q07. This growth was mainly due to network usage, leased lines and third parties services, as a consequence of year-on-year expansion in customer base and higher usage patterns. Interconnection expenses are still impacted by promotions ended in the 1Q08 (e.g.: off-net calls from mobile-to-fixed). Regarding fixed costs increase, it is important to highlight the deployment of the 3G network in April and the GSM platform expansion.

Cost of goods sold (relates basically to handset and modem), decrease 13.7% to R$324.8 million in the 2Q08 when compared to the 2Q07, mainly due to a decrease in handset average price which is explained by currency appreciation, GSM handsets scale increase, but slightly offset by high-end handset portfolio.

Selling expenses totaled R$665.6 million in 2Q08, 7.6% up from the 2Q07, mainly reflecting an increase in commission, advertisement, FISTEL tax and third parties service (mainly call-center). Note that the commissions were mostly tied to an increase in recharge commission as prepaid base grew 25.9% in the last 12 months. It is important to note that part of the advertisement expenses were related to 3G launch during the 2Q08.

General and administrative expenses (G&A), closed 2Q08 at R$108.0 million, flat against the 2Q07, and accounting for 3.4% of the total net revenue.

Personnel expenses totaled R$168.7 million in 2Q08, an increase of 7.7% compared to R$156.6 million in 2Q07, mainly due to an increase of commercial/sales force.

Other net operating expenses totaled R$6.4 million in the 2Q08, versus R$12.0 million revenues in 2Q07, partially explained by higher contingences form customer’s claims.

Subscriber acquisition costs (SAC) totaled R$119 in 2Q08, up from R$113 in the 2Q07. The increase on acquisition cost was largely due to higher advertising expenses, amid 3G launch. The SAC/ARPU ratio grew to 4.0 months in 2Q08 (compared to 3.3 months in the 2Q07 and flat QoQ).

Bad debt expenses came in at R$203.3 million in the 2Q08 equal to 6.8% of net service revenue (compared to 9.6% in 1Q08). In this quarter we are reporting an improvement of 25% in bad debt comparing to the first quarter but still under spill- over effect from telesales channel. This channel was totally remodeled with new rules and strict credit analysis.

6 / 14

EBITDA

Second-quarter EBITDA (operating result before net financial expenses, excluding depreciation and amortization) totaled R$636.7 million, R$101.3 million above the 1Q08 (R$535.4 million). EBITDA margin reached 20.0% in this quarter (2.1pp up from the 17.9% in the 1Q08). Quarterly EBITDA gain can be explained by top line performance and bad debt recovery. On a year-over-year comparison, EBITDA drop can be attributed to higher bad debt provision and network/selling expenses, amid to 3G launch.

Depreciation and Amortization

Depreciation and amortization expenses amounted to R$596.3 million, 4.6% higher than the R$570.0 million reported in the 2Q07. This variation is largely explained by the network/software expansion and intangible asset increase (already accounting 3G license) whose amortization began in May.

EBIT

EBIT (operating result before interest and taxes) totaled R$40.3 million in the 2Q08, compared with R$173.7 million in 2Q07, mainly due to addition bad debt provision and an increase of network and interconnection expenses (including third party service and leased lines).

Net Financial Result

Net financial expenses totaled R$59.2 million in the quarter, a sharp drop comparing with R$81.5 million expenses in the 2Q07. This variation is mainly explained by lower financial expenses (due to CPMF tax termination, lower contingences monetary appreciation and lower interest on concession fee).

Income and Social Contribution Taxes

Income and social contribution taxes are calculated based on the separate income of each subsidiary, adjusted by the additions and exclusions provided for by tax law. In the 2Q08, income and social contribution taxes expenses totaled R$15.7 million and mainly arising from the installment to amortize the goodwill resulting from the company’s privatization.

7 / 14

Net Income/(Loss)

TIM ended 2Q08 with a net loss of R$34.1 million, recovering from a loss of R$107.9 million posted in 1Q08, but bellow the R$34.0 profit in the same period of 2007.

Capex

Capex largely impacted by 3G license
Investments totaled R$1.71 billion in the second quarter. Of the total capital expenditure in the quarter, R$1.24 billion came from 3G license (already accounting the NPV adjustment of R$86 million) and approximately R$0.47 billion from current network maintenance and expansion (also including 3G platform).

Net financial position and free cash flow

On June 30, 2008, gross debt amounted at R$4,114 million (of which 42% long term), an increase when compared to the R$2,790 million recorded in the 1Q08, mainly due to the 3G license effect and new loans. Company’s debt mostly comprises loans and financing from the BNDES (National Development Bank) and the BNB (Banco do Nordeste do Brasil), as well as short-term borrowings from financial institutions.

In the second quarter, cash and cash equivalents amounted to R$904 million, mainly made up of highly liquid financial investments. Company’s net debt (gross debt less cash and cash equivalents) totaled R$3,210 million, compared to R$2,095 million reported at the end of the 1Q08.

Net cash flow impacted 3G license
Reported operating free cash flow was negative in R$868 million. Were we to exclude 3G license effect, TIM would have registered a positive operating free cash flow of R$371 million in the 2Q08. Non-operating free cash flow in the 2Q08 amounted at R$247 million (of which R$207 million paid as dividend). Total free cash flow reached R$1,115 million negative in the quarter.

Ownership Breakdown

Ownership Breakdown	Common	%	Preferred	%	Total	%
TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S/A	649,205,378	81.32	987,987,984	63.93	1,637,193,362	69.85
FREE FLOAT	149,145,599	18.68	557,487,576	36.07	706,633,175	30.15
TOTAL	798,350,977	100	1,545,475,560	100	2,343,826,537	100

Dividends

On June 24, TIM Participações distributed R$212.8 million as dividend, or the equivalent to R$0.1377 per preferred share and R$1.377 per ADR (10 preferred shares). The proposal was approved by the Company’s annual shareholders´ meeting held in April, 2008. The total amount is a sum of 100% of 2007 adjusted net income (R$72.3 million) plus the balance of reserve for expansion in the amount of R$139.7 million.

2008 Top Line and EBITDA margin guidance revision

Following our long term commitment with technological innovation and cutting edge services, we are anticipating the investments necessary to capture mobile broadband outstanding growth and number portability opportunity. Thus, we are reinforcing the call-center services, strengthening loyalty program to high-end customer and enhancing third generation network capacity. Together with these actions, we verified on-net calls pattern increase for the market as a whole and higher handset sale through direct channels - both events ended up pressuring incoming and

8 / 14

handset revenues. Based on the aforementioned scenario, we are taking a more conservative position to top line and EBITDA margin for the FY2008. For the total net revenue, we expect growth higher than 7% (instead of 9% previously announced) and for the EBITDA margin, a range from 22.0% to 22.5% (instead of 23% previously announced). The other targets remain unchanged (subscriber base, market share and Capex).

About TIM Participações S.A.

Through its subsidiaries, TIM Participações is Brazil’s largest personal mobile telephony operator, employing GSM (Global System for Mobile Communications) technology. The Company operates under its subsidiaries, TIM Celular S.A. and TIM Nordeste S.A.

Focused on sustainable and profitable growth, TIM concentrates its operations in higher-value customers in all of its business segments: prepaid, postpaid and corporate. Towards this aim, the Company has invested heavily in quality enhancement and differentiating its products and services, while seeking to develop innovative and low-cost offerings.

TIM Participações is controlled by TIM Brasil Serviços e Participações S.A., a subsidiary of the Telecom Italia Group.

Since the launch of its operations in Brazil, the Telecom Italia Group has maintained a strong focus on its brand, which today enjoys nationwide recognition and is synonymous with innovation and the first choice of customers, especially in the corporate business.

TIM Participações has the largest mobile data transmission network in Brazil, using GPRS (General Packet Radio Service) and EDGE (Enhanced Data rates for Global Evolution) technologies, which enable internet connections from any mobile device (laptops, personal digital assistants – PDAs, and mobile handsets) without requiring a modem, at any time and in any location covered by the Company’s GSM network. 3G come to enhance the data transmissions making possible the competition on the broadband market.

TIM Participações´s shares are traded in São Paulo Stock Exchange (Bovespa: TCSL3 and TCSL4) and in New York Stock Exchange (NYSE: TSU).

• Second largest company in terms of client numbers
• Largest GSM operator in number of clients
• The largest mobile data transmission network
• Launch of 3G with no need to change the SIM Card or tariff plan

Disclaimer

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

9 / 14

ATTACHMENTS

Attachment 1:	Balance Sheet (BR GAAP)

Attachment 2:	Income Statements (BR GAAP)

Attachment 3:	Cash Flow Statements (BR GAAP)

Attachment 4:	EBITDA Calculation Statement (BR GAAP)

Attachment 5:	Consolidated Operational Indicators

Attachment 6:	Glossary

The Complete Financial Statements, including Explanatory Notes, are available at the Company’s Investor Relations Website: www.timpartri.com.br

10 / 14

Attachment 1
TIM PARTICIPAÇÕES S.A.
Balance Sheet (BR GAAP)   (R$ Thousand)

DESCRIPTION	Jun/2008	Mar2008%

ASSETS	14,887,678	13,663,346	9.0%

CURRENT ASSETS	4,796,951	4,683,905	2.4%
Cash and cash equivalents	853,912	609,293	40.1%
Short-term investments	50,234	50,444	-0.4%
Accounts receivable	2,687,491	2,701,779	-0.5%
Inventories	257,021	251,883	2.0%
Recoverable Taxes	507,182	478,285	6.0%
Deferred income and social contribution taxes	4,204	16,817	-75.0%
Prepaid expenses	398,554	545,144	-26.9%
Other assets	38,353	30,260	26.7%

NONCURRENT	10,090,727	8,979,441	12.4%
Noncurrent assets
Long-term investments	7,122	3,917	81.8%
Recoverable Taxes	220,184	228,211	-3.5%
Judicial deposits	123,143	115,098	7.0%
Prepaid expenses	9,085	7,850	15.7%
Other assets	7,268	7,267	0.0%

PERMANENT ASSETS
Investments	4,357	4,752	-8.3%
Property, plant and equipment	4,706,276	4,767,476	-1.3%
Intangibles	4,844,205	3,665,199	32.2%
Deferred	169,087	179,671	-5.9%

LIABILITIES	14,887,678	13,663,346	9.0%

CURRENT LIABILITIES	5,073,519	4,227,599	20.0%
Suppliers	1,922,331	1,879,919	2.3%
Loans and financing	1,262,823	1,423,510	-11.3%
Salaries and related charges	115,875	124,693	-7.1%
Taxes, charges and contributions	485,359	406,068	19.5%
Authorizations payable	1,128,150	34,791	3142.6%
Dividends and interest on shareholders’ equity payable	31,880	239,312	-86.7%
Other liabilities	127,101	119,306	6.5%

NONCURRENT LIABILITIES	2,205,670	1,793,190	23.0%
Loans and financing	1,723,483	1,331,754	29.4%
Provision for contingencies	251,883	236,195	6.6%
Pension plan	7,377	7,377	0.0%
Asset retirement obligations	202,258	197,195	2.6%
Other liabilities	20,669	20,669	0.0%

SHAREHOLDERS' EQUITY	7,608,489	7,642,557	-0.4%
Capital	7,613,610	7,550,525	0.8%
Capital reserves	34,330	97,415	-64.8%
Income reserves	102,546	102,546	0.0%
Net Profit (Loss) for the period	(141,997)	(107,929)	31.6%

11 / 14

Attachment 2
TIM PARTICIPAÇÕES S.A.
Income Statements (BR GAAP)    (R$ Thousand)

DESCRIPTION	2Q08	2Q07%		1H08	1H07%

Gross Revenues	4,454,459	4,215,510	5.7%	8,673,374	8,110,845	6.9%
Telecommunications Services	4,053,363	3,715,937	9.1%	7,950,412	7,261,884	9.5%
Telecommunications Services - Mobile	4,052,315	3,715,937	9.1%	7,948,994	7,261,884	9.5%
Telecommunications Services - Fixed	1,048	-	-	1,418	-	-
Handset sales	401,096	499,573	-19.7%	722,962	848,961	-14.8%
Discounts and deductions	(1,268,384)	(1,155,942)	9.7%	(2,494,341)	(2,208,104)	13.0%
Taxes and discounts on services	(1,082,699)	(934,079)	15.9%	(2,142,084)	(1,818,486)	17.8%
Taxes and discounts on handset sales	(185,685)	(221,863)	-16.3%	(352,257)	(389,618)	-9.6%
Net Revenues	3,186,075	3,059,568	4.1%	6,179,033	5,902,741	4.7%
Services	2,970,664	2,781,858	6.8%	5,808,328	5,443,398	6.7%
Handset revenues	215,411	277,710	-22.4%	370,705	459,343	-19.3%
Operating Expenses	(2,549,414)	(2,315,857)	10.1%	(5,007,008)	(4,494,978)	11.4%
Personal expenses	(168,697)	(156,631)	7.7%	(331,322)	(308,804)	7.3%
Selling & marketing expenses	(665,621)	(618,680)	7.6%	(1,263,762)	(1,190,422)	6.2%
Network & interconnection	(1,072,570)	(899,760)	19.2%	(2,117,117)	(1,808,495)	17.1%
General & administrative	(107,984)	(108,011)	0.0%	(231,763)	(220,573)	5.1%
Cost Of Goods and Service	(324,831)	(376,408)	-13.7%	(588,066)	(640,028)	-8.1%
Bad Debt	(203,327)	(168,405)	20.7%	(475,028)	(341,373)	39.2%
Other operational revenues (expenses)	(6,384)	12,038	-	50	14,717	-99.7%
EBITDA	636,661	743,711	-14.4%	1,172,025	1,407,763	-16.7%
EBITDA - Margin over total net revenues	20.0%	24.3%	-4.3 p,p	19.0%	23.8%	-4.9 p,p
Depreciation & amortization	(596,338)	(569,985)	4.6%	(1,168,372)	(1,152,252)	1.4%
Depreciation	(326,686)	(347,241)	-5.9%	(646,419)	(712,833)	-9.3%
Amortization	(269,652)	(222,744)	21.1%	(521,953)	(439,419)	18.8%
EBIT	40,323	173,726	-76.8%	3,653	255,511	-98.6%
EBIT - Margin over total net revenues	1.3%	5.7%	-4.4 p,p	0.1%	4.3%	-4.3 p,p
Other non-operational revenues (expenses)	508	(2,554)	-	(2,067)	(3,710)	-44.3%
Net Financial Results	(59,157)	(81,463)	-27.4%	(115,228)	(144,717)	-20.4%
Financial expenses	(77,348)	(109,553)	-29.4%	(148,823)	(196,939)	-24.4%
Net exchange variance	(17,651)	1,955	-	(26,796)	2,515	-
Financial income	35,842	26,135	37.1%	60,391	49,707	21.5%
Income (loss) before taxes and Minorities	(18,326)	89,709	-	(113,642)	107,084	-
Income tax and social contribution	(15,742)	(55,727)	-71.8%	(28,355)	(92,567)	-69.4%
Net Income (Loss)	(34,068)	33,982	-	(141,997)	14,517	-

12 / 14

Attachment 3
TIM PARTICIPAÇÕES S.A.
Cash Flow Statements (BR GAAP)    (R$ Thousand)

	2Q08	2Q07

EBIT	40,322	173,726

Depreciation and Amortization	596,339	569,985
Capital Expenditures	(1,706,279)	(326,245)
Changes in Net Operating Working Capital	201,436	(297,154)

FREE OPERATING CASH FLOW	(868,182)	120,313

Income and Social Contribution Taxes	(3,130)	(43,114)
Dividends and Interest on Own Capital	(207,433)	(439,687)
Net Financial Income	(59,157)	(81,463)
Other changes	23,118	53,411

NET CASH FLOW	(1,114,783)	(390,541)

Attachment 4
TIM PARTICIPAÇÕES S.A.
EBITDA (R$ Thousand)

EBITDA Reconciliation	2Q08	2Q07

Net Profit (Loss)	(34,068)	33,982
(+) Provision for Income Tax and Social Contribution	(15,742)	(55,727)
(+/-) Non-Operational Results	508	(2,554)
(-) Net Financial Results	(59,157)	(81,463)
EBIT	40,323	173,726
(-) Amortization and Depretiation	(596,338)	(569,985)
EBITDA	636,661	743,711

13 / 14

Attachment 5
TIM PARTICIPAÇÕES S.A.
Consolidated Operational Indicators

	2Q08	1Q08	2Q07	QoQ	YoY
				%	%
Estimated Population in the Region (million)	198.1	197.5	189.2	0.3%	4.7%
Municipalities Served - GSM	2,733	2,706	2,501	1.0%	9.3%
Brazilian Wireless Subscriber Base (million)	133.2	125.8	106.7	5.8%	24.8%
Estimated Total Penetration	67.2%	63.7%	56.4%	3.5 p.p.	10.8 p.p.
Market Share	25.4%	25.9%	25.8%	-0.6 p.p.	-0.4 p.p.
Total Lines	33,814,899	32,532,999	27,478,302	3.9%	23.1%
Prepaid	26,993,482	25,774,920	21,435,018	4.7%	25.9%
Postpaid	6,821,417	6,758,079	6,043,284	0.9%	12.9%
Gross Additions	4,045,917	3,787,323	3,723,591	6.8%	8.7%
Net Additions	1,281,900	1,279,298	1,171,603	0.2%	9.4%
Churn	8.4%	7.9%	9.7%	0.5 p.p	-1.3 p.p
TOTAL ARPU	R$29.8	R$29.5	R$34.6	1.2%	-13.8%
TOTAL MOU	100	94	94	6.6%	7.0%
Investment (R$ million)	1,706.3	272.6	326.2	525.8%	423.0%
Employees	10,253	10,097	9,675	1.5%	6.0%

Attachment 6

Glossary

Financial Terms	Operating indicators

EBIT = Earnings before interest and tax
EBITDA = Earnings before interest, tax, depreciation and amortization
EBITDA Margin = EBITDA/ Net Operating Revenue
CAPEX – (capital expenditure) capital investment
Subsidy = (net revenue from goods – cost of sales + vendors discounts) / gross additions
Net debt = gross debt – cash
PL – Shareholders ’ Equity

Technology and Services

TDMA = Time Division Multiple Access
GSM = Global System for Mobile Communications – A system storing and coding cell phone data, such as user calls and data, enabling a user to be recognized anywhere in the country by the GSM network. The GSM is now the standard most used in the world.
EDGE = Enhanced Data rates for Global Evolution – technique developed to increase the speed of data transmission via cell phone, creating a real broadband for handsets with the GSM technology. The first EDGE handsets available offer speeds that can reach up to 200 Kbps, depending on the handset model.
SMS = Short Message Service – ability to send and receive alphanumerical messages.

Customers = Number of wireless lines in service
Gross additions = Total of customers acquired in the period
Net additions = Gross Additions – number of customers disconnected
Market share = Company ’s total number of customers / number of customers in its operating area
Marginal Market share = participation of estimated net additions in the operating area.
Market penetration = Company ’s total number of customers + estimated number of customers of competitors / each 100 inhabitants in the Company ’s operating area
Churn rate = number of customers disconnected in the period
ARPU = Average Total Net Service Revenue– per per customers in the period
Blended ARPU = ARPU of the total customer base (contract + prepaid)
Contract ARPU = ARPU of contract service customers
Prepaid ARPU = ARPU of prepaid service customers
MOU = minutes of use – monthly average. in minutes of traffic per customer = (Total number of outgoing minutes + incoming minutes) / monthly average of customers in the period
Contract MOU = MOU of contract service customers
Prepaid MOU = MOU of prepaid service customers
SAC = Customer acquisition cost = (marketing expenses + commission + Fistel + “ comodato ” + costs of retention)

14 / 14

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: August 08, 2008	By:	/s/ Gianandrea Castelli Rivolta

Name: Gianandrea Castelli Rivolta
Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.